================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the period ended September 30, 2002


                           Pan American Silver Corp.
                 -----------------------------------------------
                 (Translation of registrant's name into English)


              1500 - 625 Howe Street, Vancouver, BC V6C 2T6 Canada
             -----------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F [ ] Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes [ ] No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

================================================================================

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.


                                       PAN AMERICAN SILVER CORP.



Date: November 18, 2002                By /s/ Rosie Moore
                                       -----------------------------
                                       Name:  Rosie Moore
                                       Title: VP Corporate Relations

                        [PAN AMERICAN SILVER CORP. LOGO]

                            Pan American Silver Corp.







                    2002 THIRD QUARTER REPORT TO SHAREHOLDERS
                     for the period ended September 30, 2002























                                                                  SHARES LISTED:
                                                    NASDAQ STOCK EXCHANGE   PAAS
                                                   TORONTO STOCK EXCHANGE    PAA



              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6 .
                       TEL 604.684.1175 FAX 604.684.0147
                            WWW.PANAMERICANSILVER.COM

November 18, 2002


THIRD QUARTER REPORT TO SHAREHOLDERS ON RESULTS OF OPERATIONS AND FINANCIAL CONDITION


HIGHLIGHTS

     o Gained overwhelming shareholder approval for acquisition of Corner Bay Silver.

     o Began construction of full-scale operation at La Colorada silver mine in Mexico, which will quadruple the mine's silver production in mid-2003.

     o Wrote down carrying value of Quiruvilca mine due to lack of profitability at current metal prices.

     o Began expansion of Huaron mine in Peru due to exploration success, which will result in a 10 percent production increase starting in 2003.

FINANCIAL

Pan American Silver Corp. reported a third quarter net loss (before a write down) of $2.26 million ($0.05 loss per share) compared to a net loss (before an unusual gain) of $2.80 million ($0.07 loss per share) for the third quarter of 2001. During the third quarter, the Company wrote down its investment in the Quiruvilca mine by $15.13 million. Management determined that the recovery of its investment in Quiruvilca was unlikely unless realized metal prices were significantly higher than those of the recent past. The net loss, including the Quiruvilca write down, was $17.39 million ($0.40 per share) for the third quarter compared to net income of $0.70 million ($0.02 per share) after a $3.50 million unusual gain on the sale of land for the third quarter of 2001.

Revenue for the quarter was $11.20 million or 19 percent less than revenue for the third quarter of 2001. This decrease is principally due to the timing of zinc, lead and copper concentrate shipments from the Quiruvilca and Huaron mines.

Consolidated silver production was 1,750,467 ounces for the third quarter (2001
- 2,140,802 ounces). Production of zinc and copper were all higher for the third quarter when compared to 2001. Silver production was lower at La Colorada because milling operations were temporarily suspended in order to focus on preparation for the mine expansion and at Quiruvilca because of lower production levels and lower silver grade. Base metal production was higher because of higher base metal grades. The La Colorada mine is now back in operation.

For the nine months ended September 2002 consolidated silver production was 5,755,367 ounces or 19 per cent higher than for the first three quarters of 2001 due to three quarters of full production from Huaron more than offsetting the decrease in production at Quiruvilca and La Colorada.

During the third quarter operating activities generated cash flow of $1.17 million. Investing activities, virtually all of which consisted of plant and equipment expenditures at La Colorada, consumed $3.22 million and financing activities consumed $1.00 million including loan repayments of $0.60 million. Working capital, including cash of $17.96 million, amounted to $13.70 million at September 30, 2002.

CORNER BAY SILVER ACQUISITION

In early September shareholders of both Pan American and Corner Bay voted in favour of Pan American acquiring Corner Bay. Closing of the merger has been delayed while efforts have been made to secure a source of water for a potential mining operation. A water rights agreement with a local agricultural cooperative has been entered into and is in the process of being ratified and approved by a regional water users association and necessary Mexican authorities. Pan American and Corner Bay have extended the date for procurement of water from November 15 to December 17 and it is hoped the merger can then be completed. This will result in Pan American acquiring 100 percent of the Alamo Dorado silver deposit. It is expected that Alamo Dorado will produce in excess of 6 million ounces per year for at least 8 years at a total cash cost of $3.25. Construction could commence soon after completion of the La Colorada expansion project now underway.

HUARON MINE, PERU

The Huaron mine continued to operate well during the quarter, producing 1,101,005 ounces of silver and 5,285 tonnes of zinc at a total cash cost of $4.17 per ounce of silver net of by-product credits. As a result of exploration success to date in 2002, the mine has begun an expansion project that will increase production nearly 10 percent by late-2003. This cost is being funded from operating cash flow and expensed as part of the cash cost of production reported from the mine. Huaron has outperformed the Company's expectations for 2002 and has contributed $2.85 million in cash flow in the year to date, despite very low metal prices.

QUIRUVILCA MINE, PERU

The Quiruvilca mine continues to struggle under existing low metal prices. During the quarter, the mine produced 594,463 ounces of silver and 4,622 tonnes of zinc at a total cash cost of $5.20 per ounce of silver net of by-product credits. Since the third quarter of 2001 operating costs per tonne have decreased from $43.36 to $38.46, however revenue during the same period has decreased from $38.09 to $32.42 due to lower metal prices and a drop in silver grades as the more silver-rich veins in the upper parts of the mine are exhausted and production comes from the deeper, zinc-rich veins. Despite extraordinary efforts by the Company's employees to reduce all possible costs, Quiruvilca simply cannot make money at current metal prices. All options continue to be examined to remedy this situation. Quiruvilca has operated continuously since 1925, and so closure (either temporary or permanent) would be very costly in financial and social terms. Higher metal prices will allow the mine to contribute to the Company's cash flow, as it did most recently in 2000, but it is impossible to predict when this will occur. Using current metal prices, the mine will not return its carrying value, and as a prudent accounting policy, $15.13 million of the mine's book value was written down during the quarter.

LA COLORADA MINE, MEXICO

The third quarter was a transition period at the La Colorada mine as construction began on the mine expansion that will quadruple silver production to 3.8 million ounces annually beginning in mid-2003. This work required the small-scale existing operation to close for six weeks during the quarter. Production resumed in mid-September. During the quarter, 54,999 ounces of silver were produced. So far, construction is on schedule and budget. The construction team is complete, the oxide mill equipment is on site and being assembled and most of the new underground equipment has been delivered.

SAN VICENTE MINE, BOLIVIA

Small-scale operation by EMUSA, the Bolivian company that operates this mine under a short term toll-mining agreement with Pan American, continued during the quarter with production of 350,000 ounces of silver and a cash flow contribution to Pan American of about $0.10 million. In light of the successful operation to date that has been possible using EMUSA's nearby milling facility, Pan American is discussing with EMUSA other options that would increase silver production from San Vicente to the benefit of both companies and the Bolivian state mining company COMIBOL.

EXPLORATION

Pan American was active during the quarter in four exploration programs, three of which continue. Near La Colorada, a small drilling program was carried out without significant results. At Huaron, drilling was successful in increasing reserves in the wide zones discovered in late 2001 that have contributed to the mine's successful operation this year. At Manantial Espejo in Argentina, drilling began in the 6,000 meter program designed to move the project forward to the pre-feasibility stage in 2003, and initial results have been very promising. Finally, in Mexico, surface exploration concluded at the Ocotlan project and drilling has now begun on the most attractive targets.

SILVER MARKETS

Silver prices deteriorated in the third quarter, along with most other metal prices. Zinc dropped to a new record low in real dollar terms. These price declines are due to a drop in industrial demand that began in mid-2000 and no accompanying change in supply. Silver is widely used in the electronics and high-tech sectors where demand remains very weak. Little speculative buying was apparent during the quarter, in contrast to earlier in 2002. However, strong physical buying is reported at current silver prices, mine supply of silver is likely to decrease in 2002 for the first time in six years, and it is believed that Chinese sales of silver inventories have been curtailed for the time being. While some reports argue that silver prices are being manipulated downward by bullion traders, we believe silver prices can be well explained by demand and supply fundamentals, which provide a solid base to current prices and good support for a higher price trend in the near future.

Respectfully submitted,


(signed)                                             (signed)
Ross J. Beaty                                        John Wright
Chairman & C.E.O                                     President & C.O.O.


CAUTIONARY NOTE

Some of the statements in this news release are forward-looking statements, such as estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals. Actual results and developments may differ materially from those contemplated by these statements depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals , technological and operational hazards in Pan American's mining and mine development activities, uncertainties inherent in the calculation of mineral reserves, mineral resources and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Pan American is active, labor relations and other risk factors listed from time to time in Pan American's Form 40-F.

                      FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                                        NINE MONTHS ENDED                THREE MONTHS ENDED
                                                          SEPTEMBER 30                      SEPTEMBER 30
                                                      2002             2001            2002             2001
-----------------------------------------------------------------------------------------------------------------
CONSOLIDATED FINANCIAL HIGHLIGHTS (IN THOUSANDS OF US DOLLARS)

Net income (loss)                               $   (19,937)    $     (3,689)    $    (17,387)   $         701
Earnings (loss) per share                             (0.48)           (0.10)           (0.40)            0.02
Net income (loss) before unusual items               (4,808)          (7,189)          (2,258)         (2,799)
Earnings (loss) per share before unusual items        (0.12)          (20.00)           (0.05)          (0.07)
Contribution from mining operations                    1,553          (2,066)            (252)           (681)
Capital spending                                       6,048            5,761            3,418             566
Exploration expense                                      577              438              234             115
Cash                                                  17,964            4,866           17,964           4,866
Working capital                                 $     13,700    $       1,965    $      13,700   $       1,965

CONSOLIDATED ORE MILLED & METALS RECOVERED TO CONCENTRATE

Tonnes milled                                        876,383           695,491         287,831          293,065
Silver metal - ounces                              5,755,367         4,852,636       1,750,467        2,140,802
Zinc metal - tonnes                                   29,526            21,517           9,947            8,661
Lead metal - tonnes                                   15,576            12,425           4,993            5,582
Copper metal - tonnes                                  2,105             1,390             723              602

Net smelter return per tonne milled             $      40.27     $       42.38   $       37.35    $       40.20
Cost per tonne                                         39.64             44.34           38.21            42.31
-----------------------------------------------------------------------------------------------------------------
Margin (loss) per tonne                         $       0.63     $       (1.97)  $       (0.86)   $       (2.11)
=================================================================================================================


CONSOLIDATED COST PER OUNCE OF SILVER (NET OF BY-PRODUCT CREDITS)

Total cash cost per ounce                       $       3.87     $        4.28   $        4.53    $        4.06
Total production cost per ounce                 $       4.67     $        4.98   $        5.45    $        4.64

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost   $     37,433     $      31,456   $      12,259    $      13,515
in smelting and refining
By-product credits                                   (13,298)          (11,379)         (4,583)          (4,064)
-----------------------------------------------------------------------------------------------------------------
Cash operating costs                            $     24,135     $      20,077   $       7,675    $       9,451
=================================================================================================================
Depreciation, amortization & reclamation               4,821             3,291           1,565            1,361
-----------------------------------------------------------------------------------------------------------------
Production costs                                $     28,956     $      23,368   $       9,240    $      10,812
=================================================================================================================

Ounces for cost per ounce calculations             5,700,369         4,691,507       1,695,468        2,329,652

AVERAGE METAL PRICES
Silver - LME Cash Settlement per ounce          $       4.63     $       4.40    $        4.67    $        4.27
Zinc - LME Cash Settlement per pound            $       0.35     $       0.42    $        0.35    $        0.37
Lead - LME Cash Settlement per pound            $       0.21     $       0.22    $        0.20    $        0.21
Copper - LME Cash Settlement per pound          $       0.71     $       0.74    $        0.69    $        0.67

AVERAGE METAL PRICES REALIZED
Silver - per ounce (note)                       $       4.29     $        4.02   $        4.34    $        3.96
Zinc - per pound                                $       0.35     $        0.41   $        0.35    $        0.38
Lead - per pound (note 3)                       $       0.21     $        0.21   $        0.20    $        0.21
Copper - per pound (note)                       $       0.62     $        0.64   $        0.62    $        0.60

Note - Pan American pays a refining charge for silver and copper

MINE OPERATIONS HIGHLIGHTS

HUARON MINE

                                                           NINE MONTHS ENDED                THREE MONTHS ENDED
                                                             SEPTEMBER 30                      SEPTEMBER 30
                                                         2002             2001            2002              2001
-----------------------------------------------------------------------------------------------------------------
Tonnes milled                                          449,995          230,135          150,330         142,254
Average silver grade - grams per tonne                   263.5            276.6            256.6           274.4
Average zinc grade - percent                             4.08%            3.13%            4.15%           3.24%
Silver - ounces                                      3,393,069        1,809,763        1,101,005       1,122,715
Zinc - tonnes                                           15,440            5,355            5,285           3,473
Lead - tonnes                                           10,275            5,727            3,338           3,441
Copper - tonnes                                          1,334              512              471             302

Net smelter return per tonne milled               $      44.41    $       40.65    $       43.21   $       39.77
Cost per tonne                                           38.14            40.44            39.59           39.24
-----------------------------------------------------------------------------------------------------------------
Margin (loss) per tonne                           $       6.27    $        0.20    $        3.62   $        0.53
=================================================================================================================

Total cash cost per ounce                         $       3.65    $        3.93    $        4.17   $        3.94
Total production cost per ounce                   $       4.10    $        4.28    $        4.63   $        4.29

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost     $     19,065    $       9,639    $       6,730   $       6,233
in smelting and refining
By-product credits                                      (6,675)          (2,526)          (2,143)         (1,578)
-----------------------------------------------------------------------------------------------------------------
Cash operating costs                              $     12,390    $       7,113    $       4,586   $       4,655
=================================================================================================================
Depreciation, amortization & reclamation                 1,530              641              511             413
-----------------------------------------------------------------------------------------------------------------
Production costs                                  $     13,920    $       7,754    $       5,097   $       5,068
=================================================================================================================

Ounces for cost per ounce calculations               3,393,069        1,809,763        1,101,005       1,182,445


QUIRUVILCA MINE

                                                           NINE MONTHS ENDED                THREE MONTHS ENDED
                                                              SEPTEMBER 30                     SEPTEMBER 30
                                                         2002            2001            2002            2001
-----------------------------------------------------------------------------------------------------------------
Tonnes milled                                         389,254           431,858         131,200          137,766
Average silver grade - grams per tonne                  177.6             201.9           163.8            203.3
Average zinc grade - percent                            3.99%             4.13%           3.97%            4.11%
Silver - ounces                                     1,933,526         2,487,501         594,463          792,619
Zinc - tonnes                                          13,854            15,991           4,622            5,059
Lead - tonnes                                           5,070             6,443           1,620            2,027
Copper - tonnes                                           771               878             252              300

Net smelter return per tonne milled              $      34.90     $       41.50   $       32.42    $       38.09
Cost per tonne                                          39.53             44.52           38.46            43.36
-----------------------------------------------------------------------------------------------------------------
Margin (loss) per tonne                          $      (4.63)    $      (3.03)    $      (6.04)   $       (5.26)
=================================================================================================================

Total cash cost per ounce                        $       5.04     $        4.64   $        5.20    $        6.10
Total production cost per ounce                  $       6.62     $        5.60   $        6.97    $        7.10

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost    $     16,368     $      20,306   $       5,529    $       7,264
in smelting and refining
By-product credits                                     (6,615)           (8,764)         (2,440)          (2,431)
-----------------------------------------------------------------------------------------------------------------
Cash operating costs                             $      9,752     $      11,542   $       3,089    $       4,833
=================================================================================================================
Depreciation, amortization & reclamation                3,049             2,394           1,054              793
-----------------------------------------------------------------------------------------------------------------
Production costs                                 $     12,801     $      13,936   $       4,143    $       5,627
=================================================================================================================

Ounces for cost per ounce calculations              1,933,526         2,487,501         594,463          792,619

LA COLORADA MINE

                                                          NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                            SEPTEMBER 30                       SEPTEMBER 30
                                                        2002             2001             2002            2001
-------------------------------------------------------------------------------------------------------------------
Tonnes milled                                           37,134            33,498           6,301          13,045
Average silver grade - grams per tonne                   414.0             661.0           335.7           631.2
Silver - ounces                                        428,772           555,372          54,999         225,468
Zinc - tonnes                                              232               171              40             129
Lead - tonnes                                              231               255              35             114

Net smelter return per tonne milled               $      46.36     $       65.58   $           -   $       67.12
Cost per tonne                                           58.96             68.82               -           64.78
-------------------------------------------------------------------------------------------------------------------
Margin (loss) per tonne                           $     (12.60)    $       (3.24)  $           -   $       (2.34)
===================================================================================================================

Total cash cost per ounce                         $       5.33     $        3.41   $           -   $        3.74
Total production cost per ounce                   $       5.98     $        4.06   $           -   $        4.87

IN THOUSANDS OF US DOLLARS
Direct operating costs & value of metals lost     $      2,001     $       1,433   $           -   $         899
in smelting and refining
By-product credits                                          (8)              (89)               -            (55)
-------------------------------------------------------------------------------------------------------------------
Cash operating costs                              $      1,993     $       1,344   $           -   $         843
===================================================================================================================
Depreciation, amortization & reclamation                   243               256               -             256
-------------------------------------------------------------------------------------------------------------------
Production costs                                  $      2,236     $       1,600   $           -   $       1,099
===================================================================================================================

Ounces for cost per ounce calculations                 373,773           394,243               -         225,468

                            PAN AMERICAN SILVER CORP.
                           Consolidated Balance Sheets
                   (Unaudited - in thousands of U.S. dollars)


                                                                                        SEPTEMBER 30          DECEMBER 31
                                                                                                2002                 2001
ASSETS
Current
   Cash and cash equivalents                                                            $     17,964          $     3,331
   Short-term investments                                                                         13                  513
   Accounts receivable                                                                         5,408                6,037
   Inventories - concentrate                                                                   3,285                2,115
   Inventories - supplies                                                                      2,769                2,540
   Prepaid expenses                                                                            4,680                6,534
--------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                          34,119               21,070
Property, plant and equipment, net                                                            55,234               66,659
Mineral properties                                                                             3,797                1,785
Deferred income tax                                                                              240                    -
Other                                                                                          2,416                2,003
--------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                            $     95,806          $    91,517
==========================================================================================================================

LIABILITIES
Current
   Operating line of credit                                                             $        720          $     1,390
   Accounts payable and accrued liabilities                                                   11,591               12,283
   Advances for metal concentrates                                                             4,514                4,071
   Current portion of bank loans                                                               2,209                2,209
   Current portion of capital leases                                                             116                    -
   Current portion of severance indemnity and commitments                                        663                  547
   Current portion of deferred revenue                                                           606                  643
--------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                     20,419               21,143
Deferred revenue                                                                               1,764                1,850
Capital leases                                                                                   117                    -
Bank loans                                                                                     3,409                5,010
Provision for reclamation                                                                      2,756                2,112
Severance indemnity and commitments                                                            2,219                2,525
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                                             30,684               32,640
--------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share capital
   Authorized:
    100,000,000 common shares of no par value
   Issued:
    December 31, 2001 - 37,628,234 common shares
    September 30, 2002 - 43,209,262 common shares                                            156,917              130,723
   Additional paid in capital                                                                  1,108                1,120
   Deficit                                                                                  (92,903)              (72,966)
--------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                                    65,122               58,877
--------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                              $     95,806          $    91,517
==========================================================================================================================


                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
                Consolidated Statements of Operations and Deficit
                   (Unaudited - in thousands of U.S. dollars,
                    except for shares and per share amounts)

                                                              NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                                 SEPTEMBER 30                      SEPTEMBER 30
                                                            2002             2001             2002               2001
REVENUE                                            $        33,009  $        26,383  $        11,195  $        13,791
EXPENSES
   Operating                                                31,456           28,448           11,447           14,471
   General and administration                                1,236            1,467              379              486
   Depreciation and amortization                             4,180            3,020            1,316            1,278
   Reclamation                                                 645              330              226              107
   Exploration                                                 577              438              234              115
   Interest expense                                            765              479              250              287
   Other expenses (income)                                    (802)          (4,110)            (399)          (3,654)
   Write-down of mineral property                           15,129                -           15,129                -
----------------------------------------------------------------------------------------------------------------------
                                                            53,186           30,072           28,582           13,090
----------------------------------------------------------------------------------------------------------------------

Net income (loss) before taxes                             (20,177)          (3,689)         (17,387)             701
Income tax recovery                                            240                -                -                -
----------------------------------------------------------------------------------------------------------------------
Net income (loss) for the period                           (19,937)          (3,689)         (17,387)             701
Deficit, beginning of period                               (72,966)         (64,889)         (75,516)         (69,279)
----------------------------------------------------------------------------------------------------------------------
Deficit, end of period                             $       (92,903) $       (68,578) $       (92,903) $       (68,578)
======================================================================================================================

Income (loss) per share - Basic                    $         (0.48) $         (0.10) $         (0.40) $        0.02
Income (loss) per share - Fully Diluted            $         (0.48) $         (0.10) $         (0.40) $        0.02

Weighted average shares outstanding - Basic             41,751,774       35,679,701       43,193,324       37,429,443
Weighted average shares outstanding - Fully
Diluted                                                 41,751,774       35,679,701       43,193,324       37,589,724

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
              Consolidated Statements of Cash Flows - Direct Method
                   (Unaudited - in thousands of U.S. dollars)

                                                              NINE MONTHS ENDED                  THREE MONTHS ENDED
                                                                SEPTEMBER 30                        SEPTEMBER 30
                                                            2002             2001             2002              2001
OPERATING ACTIVITIES
   Sales proceeds                                    $     33,386      $     28,221     $      9,983      $     11,688
   Hedging activities                                         723                22              253                 -
   Interest paid                                             (765)             (479)            (250)             (287)
   Other income and expenses                                  769               268              126              (166)
   Products and services purchased                        (31,385)          (27,165)          (8,437)          (12,138)
   Exploration                                               (557)             (423)            (192)             (105)
   General and administration                              (1,086)           (1,498)            (317)             (614)
------------------------------------------------------------------------------------------------------------------------
                                                            1,085            (1,054)           1,166            (1,622)
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Shares issued for cash                                  22,708             9,552               90               404
   Share issue costs                                         (956)             (311)               -                13
   Capital leases                                             233                 -                -                 -
   Proceeds from (repayment of) line of credit               (670)                -             (490)                -
   Proceeds from (repayment of) bank loans                 (1,601)           (5,180)            (603)           (2,113)
------------------------------------------------------------------------------------------------------------------------
                                                           19,714             4,061           (1,003)           (1,696)
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Property, plant and equipment expenditures              (5,286)           (5,798)          (3,185)             (561)
   Mineral property expenditures                             (762)              (22)               -               (13)
   Short-term investments (purchases) sales                     -               256                -               200
   Other                                                     (118)             (121)             (39)              (43)
------------------------------------------------------------------------------------------------------------------------
                                                           (6,166)           (5,685)          (3,224)             (417)
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents
during the period                                          14,633            (2,678)          (3,061)           (3,735)
Cash and cash equivalents, beginning of period              3,331             7,544           21,025             8,601
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period             $     17,964      $      4,866     $     17,964      $      4,866
========================================================================================================================

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Sale of land concessions                          $          -      $      3,300     $          -      $      3,300
   Shares issued for royalty purchase
   (390,117 shares issued)                                  3,000                 -                -                 -
   Shares issued for compensation expense
   (69,000 shares issued)                                     254                 -                -                 -
------------------------------------------------------------------------------------------------------------------------
                                                     $      3,254      $      3,300     $          -      $      3,300
========================================================================================================================

                     See accompanying notes to consolidated financial statements

                            PAN AMERICAN SILVER CORP.
             Consolidated Statements of Cash Flows - Indirect Method
                   (Unaudited - in thousands of U.S. dollars)

                                                                    NINE MONTHS ENDED               THREE MONTHS ENDED
                                                                       SEPTEMBER 30                    SEPTEMBER 30
                                                                   2002            2001            2002            2001
OPERATING ACTIVITIES
Net income (loss) for the period                            $    (19,937)   $     (3,689)   $    (17,387)   $        701
Items not involving cash
   Depreciation and amortization                                   4,180           3,020           1,316           1,278
   Gain on sale of assets                                              -          (3,523)              -          (3,500)
   Reclamation provision                                             645             330             226             107
   Deferred income tax                                              (240)              -               -               -
   Operating cost provisions                                         131            (291)            314            (184)
   Write-down of mineral property                                 15,129               -          15,129               -
--------------------------------------------------------------------------------------------------------------------------
                                                                     (92)         (4,153)           (402)         (1,598)
Changes in non-cash operating working capital items                1,177           3,099           1,568             (24)
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operations                              1,085          (1,054)          1,166          (1,622)
--------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Shares issued for cash                                         22,646           9,552              90             404
   Share issue costs                                                (956)           (311)              -              13
   Changes in non-cash working capital items                          62               -               -               -
   Capital leases                                                    233               -               -               -
   Proceeds from (repayment of) line of credit                      (670)              -            (490)              -
   Proceeds from (repayment of) bank loans                        (1,601)         (5,180)           (603)         (2,113)
--------------------------------------------------------------------------------------------------------------------------
                                                                  19,714           4,061          (1,003)         (1,696)
--------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Property, plant and equipment expenditures                     (4,884)         (5,745)         (2,827)           (553)
   Mineral property expenditures                                    (762)            (16)              -             (13)
   Changes in non-cash working capital items                        (402)            (59)           (358)             (8)
   Short-term investments (purchases) sales                            -             256               -             200
   Other                                                            (118)           (121)            (39)            (43)
--------------------------------------------------------------------------------------------------------------------------
                                                                  (6,166)         (5,685)         (3,224)           (417)
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during           14,633          (2,678)         (3,061)         (3,735)
the period
Cash and cash equivalents, beginning of period                     3,331           7,544          21,025           8,601
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                    $     17,964    $      4,866    $     17,964    $      4,866
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE ON NON-CASH TRANSACTIONS
   Sale of land concessions                                 $          -    $      3,300    $          -    $      3,300
   Shares issued for royalty purchase
   (390,117 shares issued)                                         3,000               -               -               -
   Shares issued for compensation expense
   (69,000 shares issued)                                            254               -               -               -
--------------------------------------------------------------------------------------------------------------------------
                                                            $      3,254    $      3,300    $          -    $      3,300
==========================================================================================================================

                     See accompanying notes to consolidated financial statements

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(As at September 30, 2002 and 2001 and for the nine and three month periods then ended)

1.       BASIS OF AND RESPONSIBILITY FOR PRESENTATION

         These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2001 included in the Company's 2001 Annual Report. These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements. Certain comparative figures have been reclassified to conform to the current presentation.

         These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2001 except that during the nine-month period ended September 30, 2002 the Company adopted the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.

         In management's opinion, all adjustments necessary for fair presentation have been included in these financial statements.

2.       STOCK-BASED COMPENSATION

         The Company adopted the intrinsic value method of accounting for stock-based compensation. Under this method compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share option exercise price on the day that options are granted. During the nine month period ended September 30, 2002 the Company granted 88,360 options to purchase the Company's common shares at exercise prices equal to the quoted market value of the common shares on the dates that the options were granted. Consequently, no compensation expense for the grant of such options has been recognized.

         If the Company had applied the fair-value method of accounting for stock options the compensation expense for options granted during the nine-month period ended September 30, 2002 would have been $242,000 and the adjusted loss would have been $20,179,000.

3.       PROPOSED BUSINESS COMBINATION

         On September 4, 2002 the shareholders of Pan American Silver Corp. ("Pan American") voted in favor of merging Corner Bay Silver Inc. ("Corner Bay") into Pan American. The completion of the merger is conditional upon the satisfaction of certain conditions precedent, which are described in the companies' Joint Information Circular dated August 2, 2002 including, among others, that Corner Bay obtain water rights for its Alamo Dorado silver development project. The Company has been advised, by Corner Bay, that it is making satisfactory progress in this regard and, consequently, the Company anticipates that the merger will be completed in December 2002.

         If completed, Pan American will issue approximately 8,000,000 common shares and 4,000,000 common share purchase warrants to the holders of the shares of Corner Bay. In addition, Pan American will issue 553,846 options to purchase its common shares to Corner Bay's management. Each warrant allows its owner to purchase a Pan American common share at $12 Canadian for a five-year period after the effective date of the plan of arrangement. Options to purchase common shares are exercisable at a weighted average price of $8.46 Canadian and such options have a weighted average remaining life of 7 years. Merger related costs of $237,000 incurred by the Company have been deferred. If the merger is not completed, these costs will be charged to operations.

The business combination would be accounted for as an acquisition by the Company of Corner Bay and the purchase method of accounting would be applied. The consideration given would be allocated to the fair value of net assets acquired as follows:

                                                                        As at
                                                               March 31, 2002
                                                        ----------------------
Fair value of net assets acquired (000's)
   Current assets                                       $             5,764
   Property, plant and equipment                                         52
   Mineral properties                                                77,992
   Other assets                                                          19
                                                        ----------------------
                                                                     83,827
Less:  Liabilities                                                   19,079
                                                        ----------------------
                                                        $            64,748
                                                        ======================

Consideration given by Pan American
   Issue of 7,636,659 common shares                     $            54,203
   Issue of 3,818,329 share purchase warrants                         8,889
   Issue of 553,846 replacement stock options                         1,136
                                                        ----------------------
                                                                     64,228
   Add:  Estimated costs of acquisition                                 520
                                                        ----------------------
                                                        $            64,748
                                                        ======================


The purchase consideration of $64,748,000 for 100% of Corner Bay exceeds the carrying value of Corner Bay's net assets at March 31, 2002 by $55,840,000 which would be applied to increase the carrying value of mineral properties. The resulting future income tax liability of $18,000,000 has also been applied to increase the carrying value of mineral properties. The final allocation of the purchase price will be determined after the arrangement is concluded.

The value of the common shares to be issued by Pan American was estimated based on the average closing price of Pan American's common shares for the period before and after the date that the terms of the transaction were agreed and announced.

4.       LA COLORADA MINE

         On June 14, 2002 the Company's wholly-owned subsidiary Plata Panamericana S.A. de C.V. ("Plata") entered into a $10,000,000 project loan agreement with the International Finance Corporation. The loan proceeds should become available during the first quarter of 2003 and will be used to partially fund the $20,000,000 expansion program at the La Colorada mine. To September 30, 2002 the Company funded $2,500,000 of the expansion program and an additional $1,900,000 had been committed as at November 7, 2002.

5.       MINERAL PROPERTIES

         During the third quarter the Company wrote down its $15,129,000 investment in the Quiruvilca mine. This decision was reached after an evaluation of the likelihood of recovering the carrying value of Quiruvilca in light of the mine's recent and expected operating and financial performance. The Company will continue to operate the mine and these financial statements reflect the net realizable value of Quiruvilca's current assets and the carrying value of its liabilities.

6.       SEGMENTED INFORMATION

         The Company operates in one industry, has three reporting segments and has activities in six countries. Segmented disclosures and enterprise-wide information are as follows:

                                                          For the nine months ended September 30, 2002
                                              ---------------------------------------------------------------------
                                                                  Corporate       Exploration &
        In thousands of U.S. dollars              Mining            Office         Development         Total
-------------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $     32,286     $        723      $          -     $     33,009
Net income (loss)                                     (19,269)            (331)             (337)         (19,937)
Segmented assets                                 $     73,431     $     18,616      $      3,759     $     95,806

                                                          For the nine months ended September 30, 2001
                                              ---------------------------------------------------------------------
                                                                  Corporate       Exploration &
        In thousands of U.S. dollars              Mining            Office         Development         Total
-------------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $     26,360     $         23      $          -     $     26,383
Net income (loss)                                      (2,366)          (1,087)             (236)          (3,689)
Segmented assets                                 $     82,287     $      5,083      $      1,296     $     88,666

Note - $365,000 of interest expense relating to the development of the Huaron mine was capitalized during the nine-month period ending September 30, 2001.

                                                         For the three months ended September 30, 2002
                                              ---------------------------------------------------------------------
                                                                  Corporate       Exploration &
        In thousands of U.S. dollars              Mining            Office         Development         Total
-------------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $     10,942     $        253      $          -     $     11,195
Net income (loss)                                     (17,167)             (49)             (171)         (17,387)
Segmented assets                                 $     73,431     $     18,616      $      3,759     $     95,806

                                                         For the three months ended September 30, 2001
                                              ---------------------------------------------------------------------
                                                                  Corporate       Exploration &
        In thousands of U.S. dollars              Mining            Office         Development         Total
-------------------------------------------------------------------------------------------------------------------
Revenue from external customers                  $     13,791     $          -      $          -     $     13,791
Net income (loss)                                         891             (133)              (57)             701
Segmented assets                                 $     82,287     $      5,083      $      1,296     $     88,666

7.       SHARE CAPITAL

         During the third quarter ended September 30, 2002, the Company issued 27,600 common shares for proceeds of $89,290 pursuant to the exercise of stock options.

         As at September 30, 2002, there were 43,209,262 common shares issued and outstanding. There were also 1,150,360 options issued and outstanding at exercise prices ranging from $3.13 to $6.06 with remaining weighted average contractual lives of 1.6 years to 8.1 years. In addition, there were 669,360 warrants issued and outstanding at exercise prices ranging from $3.00 to $5.00 with weighted average contractual lives of 0.25 years to 2.1 years.

8.       SUBSEQUENT EVENT

         On November 8, 2002 the Company entered into two agreements with Volcan Compania Minera ("Volcan") of Peru. These agreements relate to two large silver bearing stockpiles adjacent to Volcan's Cerro de Pasco operation. The first agreement grants the Company the right to acquire a 60 per cent interest in the stockpiles by spending $2 million on drilling and evaluating the economic potential of the stockpiles over a three-year period. Pan American may increase its interest in the stockpiles to 100 percent for a one-year period commencing after the initial three-year period by making a payment of $3 million to Volcan and by granting Volcan a seven per cent royalty over commercial production from the stockpiles.

         The second agreement grants the Company the right to mine and sell 600,000 tonnes of the silver stockpiles. The cost of this right is $4 million payable in the Company's common shares and a one-third production bonus payable to Volcan once Pan American has recovered $4 million, deemed interest on $4 million, operating costs and deemed taxes.

         In November, the Company issued 636,942 common shares to Volcan to satisfy the acquisition cost of the second agreement and returned to Volcan, 1.8 million of Volcan's "B" shares, carried on the Company's books at $500,000, as consideration for entering into both agreements.

THIRD QUARTER 2002 MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS (all amounts are expressed in US dollars)

For the three-month period ended September 30, 2002 the Company's net loss was $17.39 million ($0.40 per share) compared to a net income of $0.70 million ($0.02 per share) for the three-month period ended September 30, 2001. Included in the loss for the third quarter of 2002 was a $15.13 million write down of the Company's investment in the Quiruvilca mine. Excluding this write off the net loss would have been $2.26 million or $0.05 per share. During the third quarter of 2001 an unusual gain of $3.50 million was recognized from the sale of land in Peru. Excluding this gain the net loss for the quarter would have been $2.80 million or $0.07 per share. The net loss for the nine-month period ended September 30, 2002 was $19.94 million ($0.48 per share) compared to a $3.69 million net loss or $0.10 net loss per share for the corresponding period in 2001. Excluding the Quiruvilca write down in 2002 the net loss for the nine months ended September 30, 2002 would have been $4.81 million or $0.12 per share and excluding the unusual gain recorded in 2001, the net loss for the nine months ended September 30, 2001 would have been $7.19 million or $0.20 per share.

The decision to write off the investment in the Quiruvilca mine was made after an evaluation of the recent financial and operating performance of the mine and its expected future performance under assumed future metal prices. Operating costs per tonne of ore processed at Quiruvilca have continued to improve as cost cutting and efficiency measures have been implemented; however, these improvements have been overwhelmed by the negative effects of lower than expected ore grades and persistent low metal prices especially for Quiruvilca's important base metal production. Management's immediate plan is to continue to operate the Quiruvilca mine.

For the latter part of 2001 and the first nine months of 2002 the Quiruvilca mine has under performed. The average ore grade for the first nine months of 2002 (of 178 grams per tonne silver and 4.0 percent zinc) is lower than expected. Lower ore grades and lower prices for Quiruvilca's by-product zinc, lead and copper have resulted in unsatisfactory financial performance. During the third quarter engineering and financial studies were conducted to identify how the mine's performance might be improved. Given that there is little room to further improve operating costs and that it is likely that operating costs will increase from current levels the mine's financial performance could only be improved by exploiting higher grade ore or by improved metal prices. There are indications, but no assurance, that higher grade ore will be accessible in the second half of 2003. Additionally, recent global economic indicators provide no reason to expect improved metal prices in the near term. Due to the confluence of these factors Management believes that writing down the Company's $15.13 million investment in the Quiruvilca mine is prudent.

Revenue was $11.20 million for the third quarter of 2002, which was $2.60 million lower than revenue for the corresponding period of 2001. Revenue decreased because of decreased silver production and lower realized metal prices. Metals produced during the third quarter of 2002 included 1,750,467 ounces of silver (2001 - 2,140,802 ounces), 9,947 tonnes of zinc (2001- 8,661 tonnes), 4,993 tonnes of lead (2001 - 5,582 tonnes) and 723 tonnes of copper (2001 - 602 tonnes). The lower silver production in the third quarter of 2002 is due to the temporary suspension of milling operations at the La Colorada mine, fewer tonnes mined at Quiruvilca and a lower silver grade mined at both the Quiruvilca and Huaron mines. Mill processing at La Colorada was suspended for most of the quarter while efforts were focused on preparation for the mine and mill expansion. La Colorada's mill operations were resumed late in September and production for the fourth quarter of 2002 is expected to be similar to that of the first two quarters of 2002. Mine and mill expansion at La Colorada has commenced and production is expected to be quadrupled by mid-2003. Mining operations at Quiruvilca were hampered by lower than expected silver grades in certain mine areas due to unexpected pinching out of a few high-grade silver veins near surface. Exploration and development work indicates that the grade and continuity of these veins will improve at deeper levels and production from these areas could begin during the second half of 2003. The lower silver grade at Huaron was due to mining an ore body with a high zinc grade and a lower silver grade. During the fourth quarter of 2002 the silver grade at Huaron will trend back to normal.

Revenue at $33.00 million for the nine months ended September 30, 2002 was 25 percent greater than revenue for the corresponding period of 2001. The revenue increase for the nine-month period relative to last year is directly attributable to increased metal production. Metals produced during the first nine months of 2002 included 5,755,367 ounces of silver (2001 - 4,852,636 ounces), 29,526 tonnes of zinc (2001- 21,517 tonnes), 15,576 tonnes of lead (2001 - 12,425 tonnes) and 2,105 tonnes of copper (2001 - 1,390 tonnes).

Metal prices, with the exception of silver have been lower during 2002 than 2001 and have negatively affected revenue. For the three months ended September 30, 2002 the London Metals Exchange average metals prices were: silver $4.67 per ounce (2001 - $4.27 per ounce); zinc $0.35 per pound (2001 - $0.37 per pound); and lead $0.20 per pound (2001 - $0.21 per pound). Metals prices are reflected in the net smelter returns ("NSR") received for each tonne of ore processed. The consolidated NSR for the three and nine-months ended September 30, 2002 were $37.35 and $40.27, respectively. These compare with $40.20 per tonne for the third quarter of 2001 and $42.38 per tonne for the nine months ended September 30, 2001.

In order to partially offset the declining zinc price the Company has sold forward a portion of its zinc production. At the end of September 2002, 7,000 tonnes of zinc were sold forward at an average price of $833 per tonne or $0.38 per pound. These sales are to be settled during the period from October 2002 though March 2003. The Company has no other forward sales, future contracts, options or derivative positions and is fully exposed to changes in the price of silver, lead, copper, currency exchange rates and interest rates.

Operating cost decreases for the third quarter are attributable to cost reduction efforts. The weighted average consolidated cost per tonne milled during the three months ended September 30, 2002 was $38.21, which was 10 per cent better than the $42.31 per tonne cost for the same period of last year. At Huaron the operating cost per tonne was $39.59 for the three-months ended September 30, 2002 compared to $39.24 per tonne in 2001. At Quiruvilca the cost per tonne decreased to $38.46 per tonne from $43.36 during the third quarter of 2001. Quiruvilca's cost per tonne is likely to increase marginally because development of deeper levels will be increased. Huaron's costs are expected to decrease as bulk mining methods are employed in certain mine areas.

Depreciation and amortization and reclamation provisions are higher in 2002 than last year. The Company increased amortization expense and reclamation at Quiruvilca in 2002 to reflect a reduction at the end of 2001 in proven and probable ore reserves. Exploration expense is higher because of activities associated with the Manantial Espejo project acquired earlier this year and because of limited drilling at the La Colorada mine. During the fourth quarter exploration activities will take place at one project in Mexico and at Manantial Espejo in Argentina. Consequently, exploration expense will trend higher for the rest of 2002.

Interest expense is more this year than for the corresponding nine month period of 2001. During 2001, interest costs of $365,000 were capitalized as part of the cost to develop the Huaron mine. No interest costs have been capitalized during 2002 to September 30, 2002. Interest costs resulting from the $10 million La Colorada expansion loan will be capitalized until the mine reaches commercial production, which is expected in mid-2003.

CASH FLOW

Cash flow generated by operating activities was $1.17 million for the third quarter of 2002. For the corresponding period of 2001, cash consumed by operations was $1.62 million. The improvement is principally due to reduced payments for services and products from suppliers as a result of cost cutting measures and an increase in accounts payable, which was partially offset by a decrease in the operating line of credit. Other contributing, but less significant factors were lower general and administrative costs and the positive impact of incremental revenue from zinc forward sales. Payables increased by $1.33 million during the third quarter while the operating line of credit was reduced by $0.49 million. This combination resulted in an overall increase in short-term operating sources of financing amounting to $0.84 million. Increased sales for the first nine months of 2002 resulted in additional funds being tied up in accounts receivable ($1.30 million), but reduced the amount held in inventories by $1.15 million during the three months ended September 30, 2002.

For the third quarter of 2002, debt repayments consumed $0.60 million ($2.11 million for the nine-months ended September 30, 2002). During the third quarter 27,600 common shares were issued upon the exercise of stock options for proceeds of $0.09 million. For the year-to-September 30, 2002 financing activities, including the first quarter common share issue of $16.56 million (net proceeds of $15.60 million), generated $19.71 million. For the first three quarters of 2001, financing activities generated $4.06 million - $8.83 million of net proceeds from a public offering of common shares offset by debt repayments of $5.18 million. Debt repayments for the fourth quarter of 2002 will amount to $0.41 million.

On June 14, 2002, the Company entered into a loan agreement with the International Finance Corporation ("IFC"), a Member of the World Bank Group. The loan will be for $10 million and will be used to partially fund the expansion of the La Colorada mine from 200 tonnes per day to 800 tonnes per day. The expected cost of the expansion is $20 million. The financing for the expansion will consist of $10 million from the IFC and $10 million from the Company. To-date the Company has spent and committed $5.4 million towards the expansion program. Once the Company satisfies the conditions precedent it may draw down the IFC loan. Drawdowns are expected to commence in the first quarter of 2003.

Plant and equipment expenditures for the third quarter of 2002 amounted to $3.19 million, which were principally for La Colorada. To the end of September 2002, investing activities totaled $6.17 million, including $5.29 million on plant and equipment of which the majority was for La Colorada and $0.76 million for mineral properties most of which was related to the acquisition of Manantial Espejo. Other non-cash investments include the acquisition of the La Colorada 5 per cent net smelter return royalty for 390,117 common shares of the Company and the issue of 231,511 common shares as partial consideration for the Manantial Espejo property acquisition.

LIQUIDITY AND CAPITAL RESOURCES

Working capital, including cash of $17.96 million, was $13.70 million at September 30, 2002. This is an increase of $13.77 million from December 31, 2001. The increase is due to the

$15.60 million net proceeds from the Company's March 2002 common share issue and the issue of shares pursuant to the exercise of stock options. Significant changes, since December 31, 2001, in current assets include - an increase of $14.63 million in cash; a decrease of $0.63 million in accounts receivable; a decrease of $0.50 million in temporary investments; an increase in inventories of $1.40 million and a decrease of $1.85 million in prepaid expenses. Accounts receivable decreased because of the timing of shipments and sales collections. The decrease in temporary investments stems from the re-classification from current assets to long-term assets of shares held in a public Peruvian mining company. The decrease in prepaid expenses was principally due to collection of prepaid value added tax in Peru. Significant changes in current liabilities are a repayment of $0.67 million toward the operating line of credit and a $0.69 decrease in accounts payable.

The current and long-term portions of debt amounted to $5.62 million at September 30, 2002. This debt is to be repaid by equal monthly payments of $0.14 million. Any borrowings under the La Colorada loan facility will increase the long-term portion of debt. Shareholders' equity was $65.12 million at September 30, 2002, an increase of $6.24 million since the end of 2001.

SUBSEQUENT EVENT

On November 8, 2002 the Company entered into two agreements under which the rights to certain silver bearing stockpiles may be acquired and under which the right to mine and sell 600,000 tonnes of silver stockpiles was acquired. Under one agreement Pan American is committed to spend $2 million over a three-year period to acquire a 60 per cent interest in the stockpiles and may increase its ownership interest to 100 per cent by paying an additional $3 million and granting the current owner a 7 per cent royalty on commercial production from the stockpiles. The right to mine and sell 600,000 tonnes of silver bearing material was purchased by issuing 636,942 common shares of the Company, which were valued at $4 million, returning 1.8 million of the stockpile owner's Class "B" shares and by granting the holder of the right and owner of the silver bearing material a one-third production bonus that is effective once Pan American recovers $4 million, deemed interest on the $4 million, all operating costs and deemed taxes arising from this right.



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